Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On June 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

MOST ACTIVE MAY EVER: CBOE AVERAGE DAILY VOLUME

OF 5.0 MILLION CONTRACTS UP 22% FROM YEAR AGO

CHICAGO, June 1, 2009 — The Chicago Board Options Exchange (CBOE) today announced that daily trading volume in May averaged five million contracts, up 22 percent compared to average daily volume (ADV) of 4.1 million contracts in May 2008 and down one percent from April 2009.  During its most active May ever, Exchange volume totaled nearly 100 million contracts, a 16-percent increase over 85.6 million contracts traded in May 2008.  May was the third month in a row in which CBOE established a volume record versus the same month in past years.

In May, 58.5 million equity options contracts changed hands at CBOE, up 20 percent compared with 48.6 million contracts traded in May one year ago. Equity options average daily trading volume for the month was 2.9 million contracts, a 26-percent jump over May 2008 ADV of 2.3 million contracts.  ETF options monthly volume totaled 23.9 million contracts, 20 percent ahead of 19.8 million contracts in May 2008. ETF average daily volume rose 26 percent to 1.2 million contracts from 945,000 one year ago.  Nearly 16.8 million cash-settled index options were traded in May; this translates to an average daily volume of about 838,000 contracts, up three percent from May 2008.  Expanded information on May index and ETF options volume is available at http://www.cboe.com/data/monthlyvolume.aspx.

CBOE’s year-to-date trading volume through May totaled 477.4 million contracts, a five-percent increase over the 454.5 million contracts traded during the same five-month period in 2008.  Year-to-date ADV was 4.7 million contracts, a seven-percent increase over January through May 2008 when volume averaged 4.4 million contracts daily.

	May 2009 Volume (20 days)	% Change vs May 2008 (21 days)	% Change vs April 2009 (21 days)	Year-To-Date Volume (102 days)	% Change vs 2008 (104 days)
Industry Total	314,799,038	18%	-3%	1,499,660,142	5%
CBOE Total	99,170,627	16%	-6%	477,444,694	5%
CBOE Total ADV	4,958,531	22%	-1%	4,680,830	7%
Equity	58,541,002	20%	-9%	271,546,974	14%
Equity ADV	2,927,050	26%	-4%	2,662,225	16%
Cash-Settled Index	16,764,976	-2%	-5%	88,191,257	-7%
Cash-Settled Index ADV	838,249	3%	-1%	864,620	-5%
ETF Options	23,863,692	20%	3%	117,701,762	-2%
ETF Options ADV	1,193,185	26%	9%	1,153,939	-1%
Exchange Open Interest	253,024,474	-5%	10%	—	—

-more-

CBOE’s Market Share at 31.5% in May and 31.8% YTD Leads Industry

CBOE’s market share of total industry volume in May was 31.5 percent, down 0.6 of a percentage point from May 2008 and 0.9 of a percentage point from April 2009.  CBOE claimed a 90.2-percent market share in cash-settled index options, up 3.2 percentage points from May a year ago and up 0.6 of a percentage point from April 2009.  CBOE market share for equity options during the month totaled 27.5 percent, up 0.9 of a percentage point from May 2008 and down 1.9 percentage points from April.  ETF options market share was 28.7 percent in May, down 2.4 percentage points from May 2008 and up 1.8 percentage points from April 2009.

CBOE Market Share	May 2009 Market Share	% Pt. Change vs May 2008	% Pt. Change vs Apr 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	31.5%	-0.6%	-0.9%	31.8%	0.1%
Equity	27.5%	0.9%	-1.9%	28.4%	2.9%
Index	90.2%	3.2%	0.6%	90.6%	3.4%
ETF	28.7%	-2.4%	1.8%	26.3%	-4.7%

May Highlights

•                  The top five most actively traded equity options during May were Citigroup (C), Bank of America Corporation (BAC), General Motors (GM), General Electric (GE) and Wells Fargo & Company (WFC).

•                  The top five most-actively traded index and ETF options at CBOE during May were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and the CBOE Volatility Index (VIX).

•                  During May, one CBOE membership changed hands at $1.77 million, the highest seat price recorded thus far in 2009.  Year to date 11 CBOE seats have changed hands.

•                  The CBOE Futures Exchange, LLC (CFE) announced that average daily volume during May totaled 2,836 contracts, an increase of 28 percent from 2,220 contracts traded during April 2009.  Total trading volume during May 2009 was 56,728 contracts, 22 percent ahead of the previous month when 46,624 contracts changed hands.  Compared to a year ago, May 2009 total volume fell 52 percent from 119,327 contracts traded in May 2008, the busiest May ever at CFE.  Average daily volume during the month was off 50 percent versus 5,679 contracts per day during the same month last year.  May was the most active trading month of 2009 and the busiest since last October.

•                  At the CBOE Stock Exchange (CBSX), May trading volume totaled 412.3 million shares, up 204 percent from May 2008 volume of 201.7 million shares.  May average daily volume at CBSX was 20.6 million shares, and a total of more than 533,000 trades were executed during the month.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, HyTS®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s website, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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